Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement Regarding Estimated Positive Profit

in the First Three Quarters of 2021

This announcement is issued pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Important Notice:

•	Net profit attributable to shareholders of the Company for the first three quarters of 2021 is estimated to be between RMB1.769 billion and RMB2.162 billion.

•	Net profit attributable to shareholders of the Company excluding extraordinary gains and losses for the first three quarters of 2021 is estimated to be between RMB1.699 billion and RMB2.077 billion.

1.	Estimated results during the period

(1)	Period of estimated results: 1 January 2021 to 30 September 2021

(2)

Estimated results: based on preliminary estimates by the finance department of Sinopec Shanghai Petrochemical Company Limited (the “Company”), according to the calculation under the China Accounting Standards for Business Enterprises, the net profit attributable to equity shareholders of the company and its subsidiaries (the “Group”) as of 30 September 2021 is estimated to be between RMB1.769 billion to RMB2.162 billion and is expected to achieve a turnaround from loss to profit as compared with the corresponding period in 2020, representing an estimated increase between RMB2.411 billion to RMB2.804 billion. The net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses is estimated to be between RMB1.699 billion to RMB2.077 billion, and is expected to achieve a turnaround from loss to profit as compared with the corresponding period in 2020, representing an estimated increase between RMB2.522 billion to RMB2.900 billion.

(3)	The estimated results have not been reviewed or audited by certified public accountants.

2.	Results for the corresponding period of the previous year

Under the China Accounting Standards for Business Enterprises

Net profit attributable to equity shareholders of the Company (RMB’000)	-642,219
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses (RMB’000)	-823,377
Basic earnings per share (RMB)	-0.059

3.	Major reasons for a turnaround from loss to profit in the results for the period

The main reasons for the turnaround from loss to profit of the Group in the first three quarters of 2021 as compared with the same period of last year are as follows:

In 2020, due to the dual impact of the COVID-19 pandemic and the plunge in oil prices, the gross profit of the Company’s products suffered significant shrinks and resulting in losses in the first three quarters of 2020. Since 2021, the demand for petroleum and petrochemical products significantly improved, which resulted in a rise in the prices of major products. The Company seized the opportunity to optimize its operation, took effective measures to improve performance, and persisted in lowering cost and reducing fees. As a result, the operating performance has been improved significantly.

4.	Risk Disclosure

The Company has no major uncertain factors affecting the accuracy of the results forecast.

5.	Other Information

The forecasts above represent preliminary estimates. Specific and accurate financial figures will be disclosed in the 2021 third quarterly report to be officially published by the Company. Investors are advised to pay attention to investment risks.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 18 October 2021

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